                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                  FOR THE TRANSITION PERIOD FROM           TO


                         COMMISSION FILE NUMBER 1-13232




                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                             401(k) RETIREMENT PLAN
                            (FULL TITLE OF THE PLAN)


                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                2000 COLORADO BOULEVARD, TOWER TWO, SUITE 2-1000
                             DENVER, COLORADO 80222

               (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO
           THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE)

                        Financial Statements and Schedule

                   Apartment Investment and Management Company
                             401(k) Retirement Plan

       December 31, 2001 and 2000 and for the year ended December 31, 2001




                                    CONTENTS


Report of Independent Auditors..................................................  3


Audited Financial Statements

Statements of Net Assets Available for Benefits.................................  4
Statement of Changes in Net Assets Available for Benefits.......................  5
Notes to Financial Statements...................................................  6


Schedule

Schedule of Assets (Held at End of Year)........................................ 10


Consent of Independent Auditors................................................. 11
Signatures...................................................................... 12

                         Report of Independent Auditors


Pension Plan Committee
Apartment Investment and Management Company
401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Apartment Investment and Management Company 401(k) Retirement Plan (Plan) as of December 31, 2001 and 2000 and for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                          /s/ Ernst & Young LLP

May 16, 2002
Indianapolis, Indiana

                   Apartment Investment and Management Company
                             401(k) Retirement Plan

                 Statements of Net Assets Available for Benefits



                                                          DECEMBER 31
                                                    2001                2000
                                                 -----------         -----------

ASSETS:
Investments, at fair value                       $64,621,953         $74,090,013

Contribution receivable:
     Employee contribution receivable                 63,273             105,391
     Employer contribution receivable                 36,185              58,533
                                                 -----------         -----------
                                                      99,458             163,924
                                                 -----------         -----------
Total assets                                      64,721,411          74,253,937

LIABILITY:
Participant refunds payable                          154,902             120,991
                                                 -----------         -----------
Net assets available for benefits                $64,566,509         $74,132,946
                                                 ===========         ===========

See accompanying notes.

                   Apartment Investment and Management Company
                             401(k) Retirement Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001



Additions:
     Employee contributions                                            $  5,513,457
     Employer contributions                                               2,755,437
     Rollover contributions                                                 203,927
                                                                       ------------
                                                                          8,472,821

Interest and dividend income                                              2,298,475
                                                                       ------------

Total additions                                                          10,771,296

Deductions:
     Benefit payments                                                    12,301,424
     Net depreciation in fair value of investments                        7,692,634
     Participant refunds                                                    154,902
     Administrative expenses                                                188,773
                                                                       ------------

Total deductions                                                         20,337,733
                                                                       ------------

Net decrease                                                             (9,566,437)
Net assets available for benefits at the beginning of the year           74,132,946
                                                                       ------------
Net assets available for benefits at the end of the year               $ 64,566,509
                                                                       ============

See accompanying notes.

                   Apartment Investment and Management Company
                             401(k) Retirement Plan

                          Notes to Financial Statements

                                December 31, 2001

1. DESCRIPTION OF THE PLAN

The following description of the Apartment Investment and Management Company 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all employees of the Apartment Investment and Management Company (the Company) who have at least six months of service and are age 18 or older. The Plan is administered by the Fidelity Investments Retirement Services Company and trusteed by the Fidelity Management Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participants may elect to contribute to the Plan from 1% to 20% of their compensation on a pretax basis, subject to certain statutory limitations. The Company, at its discretion, may make a matching contribution based on the first 6% of a participant's contribution, on behalf of each participant in the following manner: (1) for participants with six months to five years of service, a 50% match of the participant's contribution; (2) for participants with six to ten years of service, a 75% match of the participant's contribution; or (3) for participants with eleven or more years of service, a 100% match of the participant's contribution.

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings and is charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the account balance at the time of distribution.

Participants are immediately vested in their voluntary contributions. The Company's matching contributions are fully vested after three years of service. Upon withdrawal, the nonvested portion of a participant's account will be used by the Company to reduce the next employer contribution or pay expenses of the Plan. During 2001 and 2000, forfeited balances of terminated participants' nonvested accounts were $140,461 and $201,947, respectively.

Participants may borrow funds from their own account. Loans are permitted in amounts not to exceed the lesser of $50,000 reduced by the highest outstanding loan balance for the preceding year or 50% of the value of the vested interest in the participant's account. Only one loan is permitted during any twelve month period.

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant will become fully vested and will receive a total distribution of their account.

                   Apartment Investment and Management Company
                             401(k) Retirement Plan

                    Notes to Financial Statements (Continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements of the Plan are presented on the accrual basis of accounting.

INVESTMENTS

Investments other than participant loans are valued at fair value as determined by reference to quoted market values. The participant loans are valued at their outstanding balances, which approximate fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 7, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps to maintain the Plan's qualified status.

3. INVESTMENTS

The Plan's investments are held in trust by Fidelity Management Trust Company, the trustee of the Plan. The Plan's investments in the various funds (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value for the year ended December 31, 2001 as presented in the following table.

                                                                          NET
                                                                     APPRECIATION
                                                                    (DEPRECIATION)
                                                                     IN FAIR VALUE
                                                                      DURING YEAR
                                                                    --------------

Fair value as determined by quoted market prices:
     Investments in mutual funds                                     $ (7,514,207)
     Investments in common stocks                                        (178,427)
                                                                     ------------
                                                                     $ (7,692,634)
                                                                     ============

                   Apartment Investment and Management Company
                             401(k) Retirement Plan

                    Notes to Financial Statements (Continued)



3. INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                                  DECEMBER 31
                                                                            2001                2000
                                                                        ------------         ------------

Fair value determined by quoted market prices:

Fidelity Investment Mutual Funds:
     Magellan Fund                                                      $  9,996,733         $ 12,671,887
     Growth Company Fund                                                   6,230,945            9,433,828
     Growth and Income Fund                                                8,199,562           10,083,843
     Retirement Money Market Fund                                          8,022,647            7,528,997
     Asset Manager Fund                                                    5,690,031            6,440,849
     Equity Income II Fund                                                 4,959,270            5,730,922
     Intermediate Bond Fund                                                3,230,431            2,908,114

Fidelity Management Trust Company Common Collective Trust Fund:
     Managed Income Portfolio Fund                                         9,163,138            8,947,613

                                    SCHEDULE

                   Apartment Investment and Management Company
                             401(k) Retirement Plan

         Schedule H, line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001


                                                                EIN:  58-1471003
                                                                Plan Number: 004



                                                  DESCRIPTION OF INVESTMENT, INCLUDING
  IDENTITY OF ISSUE, BORROWER, LESSOR OR,           MATURITY DATE, RATE OF INTEREST,
               SIMILAR PARTY                        COLLATERAL, PAR OR MATURITY VALUE          CURRENT VALUE
  ---------------------------------------         ------------------------------------         -------------

Common Stock:
*AIMCO Stock                                                            140,689 shares         $  2,407,561

*Fidelity Management Trust Company
  Mutual Funds:

     Magellan Fund                                                       95,920 shares            9,996,733
     Growth Company Fund                                                117,079 shares            6,230,945
     Growth and Income Fund                                             219,357 shares            8,199,562
     Intermediate Bond Fund                                             313,026 shares            3,230,431
     Asset Manager Fund                                                 367,099 shares            5,690,031
     Equity Income II Fund                                              235,819 shares            4,959,270
     Aggressive Growth Fund                                              87,625 shares            1,666,629
     Diversified International Fund                                      21,228 shares              405,024
     Low Price Stock Fund                                                33,134 shares              908,522
     Spartan US Equity Index Fund                                        18,066 shares              734,212
     Retirement Money Market Fund                                     8,022,648 shares            8,022,647
                                                                                               ------------
                                                                                                 50,044,006

Common Collective Trust:
Managed Income Portfolio Fund                                         9,163,138 shares            9,163,138

Participant Loans                            Interest rates range from 6.75% to 10.25%            3,007,248
                                                                                               ------------
                                                                                               $ 64,621,953
                                                                                               ============

*Indicates a party-in-interest to the Plan

                         CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-57617) pertaining to the 401(k) Retirement Plan of Apartment Investment and Management Company of our report dated May 16, 2002 with respect to the financial statements and schedule of the Apartment Investment and Management Company 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

                                                          /s/  Ernst & Young LLP


Indianapolis, Indiana
June 24, 2002

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 28, 2002
                                  APARTMENT INVESTMENT AND
                                  MANAGEMENT COMPANY
                                  401(k) RETIREMENT PLAN



                                  By:    /s/ MARI AKERS
                                      -----------------------------------------
                                          Mari Akers
                                          Plan Administrator